TransAct Technologies Incorporated

One Hamden Center

2319 Whitney Avenue, Suite 3B

Hamden, Connecticut 06518

November 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anna Abramson, Esq.

Re:	TransAct Technologies Incorporated
Registration Statement on Form S-3
File No. 333-261026

Dear Ms. Abramson:

I am the President, Chief Financial Officer, Treasurer and Secretary of TransAct Technologies Incorporated and am authorized to request the acceleration of the effective date of TransAct Technologies Incorporated’s Registration Statement on Form S-3 (Registration Number 333-261026) filed on November 12, 2021 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on November 19, 2021 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Scott Warren Goodman, Esq. at Day Pitney LLP, at (973) 966-8226, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

By:	/s/ Steven A. DeMartino
Name:	Steven A. DeMartino
Title:	President, Chief Financial Officer, Treasurer and Secretary